

SECURIT.  ION

09059883

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/08___ AND ENDING ___12/31/08___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Global Capital Management, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___1000 Skokie Blvd, Suite 325___
                    (No. and Street)

___Wilmette___   ___IL___   ___60091___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___William Taki, Jr.___   ___(847) 920-1022___
                                              (Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Horwich Coleman Levin, LLC___
          (Name - if individual, state last, first, middle name)

___125 S. Wacker Drive, Suite 1500___   ___Chicago___   ___IL___   ___60606___
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____William Taki, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of _____Phoenix Global Capital Management, Ltd._____, as

of _____December 31_____, 20__08__, are true and correct. I further swear (or affirm) that neither the company nor

any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

NONE _____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

```
"OFFICIAL SEAL"
Judith O'Young
Notary Public, State of Illinois
My Commission Exp. 03/31/2010
```

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS



HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Phoenix Global Capital Management, Ltd.

We have audited the accompanying statement of financial condition of Phoenix Global Capital Management, Ltd. as of December 31, 2008 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Phoenix Global Capital Management, Ltd. as of December 31, 2008 and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Chicago, Illinois
February 23, 2009

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS

Cash and cash equivalents	$	842,909
Receivables from clients and correspondents		56,652
Prepaid expenses		3,398
Furniture, equipment and organization expense, at cost less accumulated depreciation and amortization of $ 22,877		-
TOTAL ASSETS	$	902,959

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	7,775
Illinois replacement tax payable		5,202
Due to stockholder		1,000
Total Liabilities		13,977

STOCKHOLDER'S EQUITY

Common stock: 1,000 shares authorized; 100 shares issued and outstanding; $1 par value	100
Additional paid-in-capital	30,000
Retained earnings	858,882
Total stockholder's equity	888,982
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $	902,959

The accompanying notes are an integral part of these statements

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUES

Management and investment advisory income	$	699,049
Interest income		14,247
TOTAL REVENUES		713,296

EXPENSES

Insurance	3,022
Office and other expenses	55,557
Professional fees and consulting services	176,007
Regulatory dues and fees	6,291
Rent	10,702
Salaries and payroll taxes	116,618
TOTAL EXPENSES	368,197

INCOME BEFORE TAXES		345,099
Provision for Illinois replacement tax		5,202
NET INCOME	$	339,897

The accompanying notes are an integral part of these statements

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid In Capital		Retained Earnings		Total Stockholder's Equity	
Balance January 1, 2008	$	100	$	30,000	$	714,985	$	745,085
2008 net income		-		-		339,897		339,897
Stockholder dividends		-		-		(196,000)		(196,000)
Balance December 31, 2008	$	100	$	30,000	$	858,882	$	888,982

The accompanying notes are an integral part of these statements

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 339,897
Adjustment to reconcile net income to net cash provided by operating activities	-
Depreciation and amortization	1,539
Changes in operating assets and liabilities:	
Decrease in receivables from clients and correspondents	215,714
Decrease in prepaid expenses	5,801
Decrease in accounts payable	(753)
Decrease in accrued expenses	(1,050)
Decrease in Illinois replacement tax payable	(3,764)
NET CASH PROVIDED BY OPERATING ACTIVITIES	557,384

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of office furniture and equipment	(1,342)
NET CASH USED IN INVESTING ACTIVITIES	(1,342)

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder dividends	(196,000)
NET CASH USED IN FINANCING ACTIVITIES	(196,000)
NET INCREASE IN CASH	360,042
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	482,867
CASH AND CASH EQUIVALENTS END OF YEAR	$ 842,909

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 8,966

The accompanying notes are an integral part of these statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Phoenix Global Capital Management, Ltd. ("PGCM", or "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD"). The primary operations of PGCM consist of acting as a consultant between prospective international institutional investors/customers and institutional hedge fund of funds providers. PGCM does not hold funds or securities for or owe money or securities to customers. The Company's office is located in Illinois. The financial statements of PGCM are presented on the accrual basis of accounting, and it has a calendar year end.

The Company derives its revenue from consulting service agreements entered into with various institutional hedge fund of funds providers. These hedge fund of funds operators provide investment management and advisory services. Revenue is largely dependent on the total value of assets under management for which consulting services are provided. Accordingly, fluctuations in the financial markets and in the composition of assets under management impact revenue and operating results. The Company has consulting services agreements for approximately $92 million of assets under management as of December 31, 2008, as compared to approximately $540 million as of December 31, 2007.

Cash and Cash Equivalents

PGCM considers all highly liquid investments, with a maturity of less than three months when purchased, that are not held for sale in the ordinary course of business, to be cash equivalents.

Furniture, Equipment and Organization Expense

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation and amortization is recorded over the estimated useful lives of the related assets using the straight-line and accelerated method for financial statement and tax purposes. The estimated useful lives for significant property and equipment categories are as follows:

	Years
Furniture and equipment	5 to 7
Organization expense	5

Depreciation and amortization expense totaled $1,539 the year ended December 31, 2008.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

PGCM is recognized as an S Corporation for Federal tax purposes. As an S Corporation, the individual stockholder is taxed on all of the Company's income. PGCM is liable for Illinois replacement tax, which for the year ended December 31, 2008 totaled $5,202.

Revenue Recognition and Receivables from Clients and Correspondents

The Company acts as a consultant to various institutions and institutional hedge fund of funds providers. The managers of these hedge funds enter into written investment management agreements with all its clients, including those clients introduced by the Company. The hedge fund clients are charged a fee based upon a percentage of assets under management. As compensation for the Company's services, the hedge fund pays the Company a consulting fee with respect to investors introduced to the funds by the Company. This fee is calculated as a percentage of assets invested in the funds by such investor, and is paid to the Company quarterly within 15 to 30 days of receipt by the hedge fund manager of the fees from their clients. As of December 31, 2008, the amount of fee income earned by the Company and included in receivables from clients and correspondents was approximately $56,000.

The Company is exposed to limited credit risk with respect to receivables from clients and correspondents. The Company monitors its receivables and evaluates the collectability of these receivables based on a combination of factors, including aging and historical trends. The Company believes that all receivables from clients and correspondents as of December 31, 2008 will be collected. No allowance for doubtful accounts has been established.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by the Financial Accounting Standards Board ("FASB") in their Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"), which the Company adopted effective January 1, 2008 except for nonfinancial assets and nonfinancial liabilities recognized or disclosed on a nonrecurring basis. FASB Staff Position 157-2, issued in February 2008, permits delayed application for such items until January 1, 2009. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS 157.

3.   **COMMITMENTS AND CONTINGENCIES**

Leases

The Company leases office facilities in Wilmette Illinois, which expired December 31, 2008. As of January 1, 2009 the company executed a one year lease extension which will expire on December 31, 2009.

The following is a schedule by year of future minimum rental payments required under the operating lease agreement:

Year Ending December 31	Amount
2009	$11,472
Total	$11,472

Rent expense amounted to $10,702 for the year ended December 31, 2008.

Consulting Services Agreements

As of December 31, 2008, the Company had entered into consulting agreements with several independent contractors. All of the agreements can be terminated at will by either party with at least thirty (30) days written notice, as defined in the agreements.

4.   **CONCENTRATIONS**

Concentration of Credit Risk

As of December 31, 2008, the Company's cash and cash equivalents were deposited in one financial institution. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2008, the Company had approximately $593,000 in excess of FDIC insured limits, however management believes the risk of loss is minimal.

Concentrations in Revenues to Few Customers

In 2008, two customers accounted for 100% of the Company's revenues.

Concentrations in Revenues from Foreign Customers

In 2008, 100% of the Company's revenues are from foreign customers. An adverse change in economic conditions abroad could negatively affect the amount of the Company's international customers and the Company's results of operations.

5.   **NET CAPITAL REQUIREMENTS**

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, PGCM is required to maintain net capital as defined under the rule. PGCM is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2008 the Company had net capital and net capital requirements of $828,932 and $5,000, respectively.

6.   **RECENT ACCOUNTING PRONOUNCEMENTS**

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009 and the Company has elected to defer application of FIN 48. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

SUPPLEMENTAL INFORMATION

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.

Computation For Determination of Reserve Requirements
For Broker/Dealers Under Rule 15c3-3 and Information For
Possession or Control Requirements Under Rule 15c3-3
December 31, 2008

PGCM does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, PGCM is exempt from the provisions of that rule.

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.

Reconciliation Including Appropriate Explanations, of the
Audited Computation on Net Capital With the Company's
Corresponding Un-Audited Part II A Focus Report Filing
December 31, 2008

The following differences existed at December 31, 2008, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2008.

Un-Audited Part II A Focus Filing	$ 830,566
Cumulative audit adjustments	(1,634)
Audited computation of net capital	$ 828,932

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 888,982
2.	Deduct ownership equity not allowable for Net Capital	0
3.	Total ownership equity qualified for Net Capital	888,982
4.	Add:	

    A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital   0

    B. Other (deductions) or allowable credits (List)

     _____   _____

     _____   _____

     _____   _____   0

5.	Total capital and allowable subordinated liabilities	888,982
6.	Deductions and/or charges:	

    A. Total non allowable assets from Statement of Financial Condition (Notes B and C)   60,050

    B. Secured demand note deficiency   0

    C. Commodity futures contracts and spot Commodities – proprietary capital changes   0

    D. Other deductions and/or charges   0

7. Other additions and/or credits (List)

     _____   _____

     _____   _____

     _____   _____   (60,050)

8.	Net capital before haircuts on securities positions	828,932

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.
DECEMBER 31, 2008

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

    A. Contractual securities commitments   0

    B. Subordinates securities borrowings   0

    C. Trading and investment securities: 0

        1. Exempted securities   0

        2. Debt securities   0

        3. Options   0

        4. Other securities   0

    D. Undue Concentration   0

    E. Other (List)

    _____   _____

    _____   _____

    _____   _____   0

10. Net Capital $ 828,932

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19) $ 932

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)   5,000

13. Net capital requirement (greater of line 11 or 12)   5,000

14. Excess net capital (line 10 less 13)   823,932

15. Excess net capital at 1000% (line 10 less 10% of line 19) $ 827,534

16. Total A.I. liabilities from Statement of Financial Condition $ 13,977

17. Add:

    A. Drafts for immediate credit   _____

    B. Market value of securities borrowed
        for which no equivalent value is paid
        or credited   _____

    C. Other unrecorded amounts (List)

    _____   _____

    _____   _____

    _____   _____   _____

19. Total aggregate indebtness $ 13,977

20. Percentage of aggregate indebtness
to net capital (line 19/line 10)   % _____ 2

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in
accordance with Rule 15c3-1(d)   % _____ 0



HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

Board of Directors
Phoenix Global Capital Management, Ltd.

In planning and performing our audit of the financial statements of Phoenix Global Capital Management, Ltd. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as, defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Chicago, Illinois
February 23, 2009

PHOENIX GLOBAL CAPITAL MANAGEMENT, LTD.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditor's Report)

DECEMBER 31, 2008

HORWICH COLEMAN LEVIN, LLC
H C L
CERTIFIED PUBLIC ACCOUNTANTS